Exhibit 99.1

NewGenIvf Receives Nasdaq Delisting Notice and Plans to Submit
Appeal, Announces Strategic Path Forward to Regain Compliance

Multiple strategic initiatives include applying to transfer to Nasdaq Capital Market, leveraging recent fundraising arrangements to boost equity

Bangkok, November 22, 2024 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”) today announced that on November 21 2024, it received written notice (the “Delisting Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that its securities are subject to delisting due to non-compliance with two Nasdaq Listing Rules. The Company has filed to appeal the delisting determination and plans to leverage several strategic actions to regain compliance with Nasdaq’s listing requirements.

NewGen had previously received two letters from Nasdaq in regard to its non-compliance with Nasdaq’s Listing Rules in May 2024. The first letter (the “MVPHS Deficiency Letter”) notified the Company that, for the preceding 35 consecutive business days of the MVPHS Deficiency Letter, the Company’s Class A Ordinary Shares (the “Class A Shares”) did not meet the minimum $15,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C) (the “MVPHS Requirement”). The second letter (the “MVLS Deficiency Letter”) notified the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum $50,000,000 Market Value of Listed Securities (“MVLS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A) (the “MVLS Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company had an initial compliance period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVPHS Requirement and the MVLS Requirement.

Following receipt of the Delisting Notice, the Company will formally request a hearing to appeal the delisting determination. This request will stay any further action by Nasdaq at least pending completion of the hearing and the expiration of any extension that may be granted by the Panel to the Company following the hearing. NewGen intends to leverage several strategic options to ensure its shares remain publicly traded. NewGen has secured two significant recent funding arrangements designed to strengthen its financial position and boost shareholders’ equity. The first of these is a senior convertible note facility with ATW Partners Opportunities Management, LLC, announced in an F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2024, which will allow the Company to raise up to $29.48 million. The second is a $100 million equity line of credit, expandable to $500 million, with White Lion Capital, LLC (“White Lion”), under which NewGen will have the option, but not the obligation, to sell to White Lion up to $100.0 million in shares of common stock over an initial 36-month period, with the potential to increase to $300.0 million upon substantial M&A or merger activity, and further to $500.0 million after $250.0 million has been drawn. These funding mechanisms are expected to assist the Company in addressing its deficiencies and support its ongoing business operations. In addition, NewGen will apply to transfer the Company’s securities from the Nasdaq Global Market to the Nasdaq Capital Market.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s strategy and funding arrangements, and the expected effects of such arrangements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s ability to regain compliance with the MVLS Requirement and the MVPHS Requirement, the Company’s ability to leverage the funding mechanisms to address its deficiencies, and the Company’s ability to successfully appeal Nasdaq’s delisting determination. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com